Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the information statement/proxy statement/prospectus, which is referred to and made part of this Amendment No. 2 to the Registration Statement on Form S-4 (No. 333-177895) filed by Kinder Morgan, Inc. for the issuance of shares of its Class P common stock and warrants to purchase shares of Class P common stock and to the incorporation by reference therein of our reports dated February 28, 2011, with respect to the consolidated financial statements and schedule of El Paso Corporation, and the effectiveness of internal control over financial reporting of El Paso Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

January 2, 2012